UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
UNIGENE LABORATORIES, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
904753100

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 W. Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
Copy to:

Mark R. Grossmann, Esq.
Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois 60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 30, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	904753100	13D	Page	2	of	16 Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,475,331 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

45,475,331 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,475,331 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.3%(2)

14	TYPE OF REPORTING PERSON

OO
(1) Consists of (i) 9,147,464 shares of Common Stock held by Victory Park Credit Opportunities Master Fund, Ltd., and (ii) 36,327,867 shares of Common Stock issuable to Victory Park Credit Opportunities Master Fund, Ltd. upon conversion of the Credit Opportunities Note (as defined herein).
(2) Based on 92,540,982 outstanding shares of the Common Stock of the Issuer on April 26, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 10, 2011.

Cusip No.	904753100	13D	Page	3	of	16 Pages

1	NAMES OF REPORTING PERSON VPC Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,519,421 (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,519,421 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,519,421 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%(4)

14	TYPE OF REPORTING PERSON

PN
(3) Consists of 10,519,421 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the VPC Onshore Note (as defined herein).
(4) See footnote 2.

Cusip No.	904753100	13D	Page	4	of	16 Pages

1	NAMES OF REPORTING PERSON VPC Intermediate Fund II (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,112,946 (5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,112,946 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,112,946 (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(6)

14	TYPE OF REPORTING PERSON

PN
(5) Consists of 10,112,946 shares of Common Stock issuable to VPC Intermediate Fund II (Cayman), L.P. upon conversion of the VPC Offshore Note (as defined herein).
(6) See footnote 2.

Cusip No.	904753100	13D	Page	5	of	16 Pages

1	NAMES OF REPORTING PERSON Victory Park GP II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,632,367 (7)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,632,367 (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,632,367 (7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%(8)

14	TYPE OF REPORTING PERSON

OO
(7) Consists of 10,519,421 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the VPC Onshore Note and 10,112,946 shares of Common Stock issuable to VPC Intermediate Fund II (Cayman), L.P. upon conversion of the VPC Offshore Note.
(8) See footnote 2.

Cusip No.	904753100	13D	Page	6	of	16 Pages

1	NAMES OF REPORTING PERSON Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,475,331 (9)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

45,475,331 (9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,475,331 (9)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.3%(10)

14	TYPE OF REPORTING PERSON

OO
(9) Consists of (i) 9,147,464 shares of Common Stock held by Victory Park Credit Opportunities Master Fund, Ltd. and (ii) 36,327,867 shares of Common Stock issuable to Victory Park Credit Opportunities Master Fund, Ltd. upon conversion of the Credit Opportunities Note.
(10) See footnote 2.

Cusip No.	904753100	13D	Page	7	of	16 Pages

1	NAMES OF REPORTING PERSON Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,107,698 (11)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

66,107,698 (11)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,107,698 (11)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.2%(12)

14	TYPE OF REPORTING PERSON

OO
(11) See footnotes 1, 3 and 5. As the manager of each of Victory Park Capital Advisors, LLC and Victory Park GP II, LLC, Jacob Capital, L.L.C. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (as defined herein), excluding the Option Shares (as defined herein).
(12) See footnote 2.

Cusip No.	904753100	13D	Page	8	of	16 Pages

1	NAMES OF REPORTING PERSON Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		75,000 (13)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,107,698 (14)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75,000 (13)

WITH	10	SHARED DISPOSITIVE POWER

66,107,698 (14)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,182,698 (14)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.2%(15)

14	TYPE OF REPORTING PERSON

IN
(13) Consists of shares of Common Stock issuable upon the exercise of a stock option granted to Mr. Levy by the Issuer on August 11, 2010, which became exercisable on April 30, 2011.
(14) See footnotes 1, 3 and 5. By virtue of Richard Levy’s position as sole member of Jacob Capital, L.L.C., Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(15) See footnote 2.

Cusip No.	904753100	13D	Page	9	of	16 Pages
This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2010 (the “Original Filing”), as amended by Amendment No. 1 filed on August 27, 2010 (“Amendment No. 1”) and Amendment No. 2 filed on January 26, 2011 (“Amendment No. 2” and together with the Original Filing and Amendment No. 1, the “Schedule 13D”), on behalf of (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Credit Opportunities Fund”); (ii) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (iii) Victory Park GP II, LLC, a Delaware limited liability company (“Victory Park GP”); (iv) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (v) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (vi) Richard Levy. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.
As disclosed in the Original Filing, the original Convertible Note, in the principal amount of $33,000,000.00, was issued by the Issuer to the Credit Opportunities Fund on March 17, 2010. As disclosed in Amendment No. 1, as of July 28, 2010, the Credit Opportunities Fund and VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “July Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund a portion of the original Convertible Note equal to $7,103,393.84 in principal amount, plus $396,606.16 in payment-in-kind interest accrued thereon through the date of the July Convertible Note Transfer Agreement, for total consideration of $7,500,000.00 in cash (collectively, the “July Convertible Note Transfer”). In connection with the July Convertible Note Transfer, the Issuer issued to Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $25,896,606.16 (in the form of the Original Note) (the “Initial Credit Opportunities Note”), in replacement of the original Convertible Note, and the Issuer issued to VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,103,393.84 (in the form of the original Convertible Note) in replacement of the original Convertible Note (the “Initial VPC Note”).
As disclosed in Amendment No. 2, as of December 22, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “December Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund an additional portion of the original Convertible Note equal to $4,850,000.00 in principal amount (with such principal amount being transferred at 112.03% of such principal amount), plus $565,833.33 in payment-in-kind interest accrued thereon through the date of the December Convertible Note Transfer Agreement, for total consideration of $5,999,311.43 in cash (collectively, the “December Convertible Note Transfer”). In connection with the December Convertible Note Transfer, the Issuer issued to Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $21,046,606.16 (in the form of the original Convertible Note) in replacement of the Initial Credit Opportunities Note (the “Replacement Credit Opportunities Note”), and the Issuer issued to VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $11,953,393.84 (in the form of the original Convertible Note) in replacement of the Initial VPC Note (the “Replacement VPC Note”).

Cusip No.	904753100	13D	Page	10	of	16 Pages
On March 17, 2011, pursuant to the terms of the original Convertible Note, an aggregate of $3,200,838.02 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement Credit Opportunities Note, and an aggregate of $1,817,911.98 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement VPC Note.
As of June 30, 2011, VPC Onshore Fund and VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership that is an affiliate of VPC Onshore Fund (the “VPC Offshore Fund”) entered into an Assignment and Assumption Agreement (the “June Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the VPC Onshore Fund transferred and assigned to the VPC Offshore Fund a portion of the Replacement VPC Note equal to $6,750,000.00 in principal amount (with such principal amount, which included capitalized interest through March 16, 2011, being transferred at 167.11% of such principal amount), plus $298,125.00 in payment-in-kind interest accrued thereon from March 17, 2011 through the date of the June Convertible Note Transfer Agreement, for total consideration of $11,578,055.62 in cash (collectively, the “June Convertible Note Transfer”).
The aggregate portion of the original Convertible Note equal to $7,021,305.82 in principal amount held by the VPC Onshore Fund following the June Convertible Note Transfer is referred to in this Schedule 13D as the “VPC Onshore Note”; the aggregate portion of the original Convertible Note equal to $6,750,000.00 in principal amount held by the VPC Offshore Fund following the June Convertible Note Transfer is referred to in this Schedule 13D as the “VPC Offshore Note”; and the aggregate portion of the original Convertible Note equal to $24,247,444.18 in principal amount held by the Credit Opportunities Fund is referred to in this Schedule 13D as the “Credit Opportunities Note.” The VPC Onshore Note, the VPC Offshore Note and the Credit Opportunities Note are collectively referred to in this Schedule 13D as the “Convertible Notes.”
A stock option to purchase 75,000 shares of Common Stock (the “2010 Option”), granted to Mr. Levy by the Issuer on August 11, 2010, became exercisable on April 30, 2011.
Item 2. Identity and Background
Item 2 is hereby amended and restated as follows:
(a), (f)	This Schedule 13D is being filed by: (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company; (ii) VPC Fund II, L.P., a Delaware limited partnership; (iii) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership; (iv) Victory Park GP II, LLC, a Delaware limited liability company; (v) Victory Park Capital Advisors, LLC, a Delaware limited liability company; (vi) Jacob Capital, L.L.C., an Illinois limited liability company; and (vii) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated July 11, 2011, a copy of which is attached as Exhibit 1 to this Amendment No. 3.
(b)	The business address of each of the Reporting Persons, other than the Credit Opportunities Fund and the VPC Offshore Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for each of the Credit Opportunities Fund

Cusip No.	904753100	13D	Page	11	of	16 Pages
and the VPC Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9005 Cayman Islands.
(c)	The principal business of each of the Credit Opportunities Fund, the VPC Onshore Fund and the VPC Offshore Fund is the investment in securities. The principal business of Victory Park GP is serving as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund. The principal business of Capital Advisors is serving as investment manager for the Credit Opportunities Fund. Jacob Capital’s principal business is serving as the manager of each of Capital Advisors and Victory Park GP. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to replace the first sentence thereof with the following:
As of the date hereof, (a) the Credit Opportunities Fund is the direct beneficial owner of 9,147,464 shares of Common Stock and 36,327,867 shares of Common Stock issuable to the Credit Opportunities Fund upon conversion of the Credit Opportunities Note, (b) the VPC Onshore Fund is the direct beneficial owner of 10,519,421 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the VPC Onshore Note, (c) the VPC Offshore Fund is the direct beneficial owner of 10,112,946 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the VPC Offshore Note, and (d) Mr. Levy is the direct beneficial owner of 75,000 shares of Common Stock (the “Option Shares”) issuable to Mr. Levy upon exercise of the 2010 Option. The Shares set forth in the foregoing sentence, as set forth on the cover pages hereto, are referred to collectively in this Schedule 13D as the “Subject Shares.”
Item 3 is also hereby amended to add the following paragraph:
As of June 30, 2011, the VPC Onshore Fund and the VPC Offshore Fund entered into the June Convertible Note Transfer Agreement pursuant to which, on the date thereof, the VPC Onshore Fund transferred and assigned to the VPC Offshore Fund a portion of the original Convertible Note equal to $6,750,000.00 in principal amount (with such principal amount, which included capitalized interest through March 16, 2011, being transferred at 167.11% of such principal amount), plus $298,125.00 in payment-in-kind interest accrued thereon from March 17, 2011 through the date of the December Convertible Note Transfer Agreement, for total consideration of $11,578,055.62 in cash. The funds for such transfer were derived from the capital of the VPC Offshore Fund. The description and summary of the June Convertible Note Transfer Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by

Cusip No.	904753100	13D	Page	12	of	16 Pages
reference to the full text of such document, which is attached as Exhibit 2 to this Amendment No. 3 and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a), (b) According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Securities and Exchange Commission on May 10, 2011, 92,540,982 shares of the Common Stock of the Issuer were outstanding as of April 26, 2011. Based on the foregoing, the Subject Shares, in the aggregate, represented approximately 44.2% of the Common Stock of the Issuer outstanding as of such date, calculated by dividing (i) all of the Subject Shares by (ii) the sum of (A) 92,540,982 shares of the Common Stock of the Issuer outstanding as of April 26, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, (B) an aggregate of 56,960,234 shares of the Common Stock of the Issuer issuable upon conversion of the Convertible Notes and (C) 75,000 shares of Common Stock of the Issuer issuable upon exercise of the 2010 Option. For each Reporting Person, the percentage of the outstanding Common Stock of the Issuer represented by the shares of Common Stock of the Issuer beneficially owned by such Reporting Person is calculated by dividing (x) the number of Subject Shares directly or indirectly beneficially owned by such Reporting Person by (y) the sum of (I) the number of shares of Common Stock of the Issuer outstanding as set forth in the immediately preceding sentence and (II) the number of shares of Common Stock of the Issuer issuable upon conversion of the Convertible Notes and/or exercise of the 2010 Option directly or indirectly beneficially owned by such Reporting Person.
Because the Convertible Notes provide for interest to be paid in kind at a rate per annum equal to the greater of (i) the Prime Rate (as defined therein) plus 5% and (ii) 15%, which interest, in the absence of an Event of Default (as defined therein), may be capitalized and added to the outstanding principal balance of the Convertible Notes on each anniversary of the date of the original date of issuance (other than the maturity date), the number of shares of Common Stock into which the Convertible Notes are convertible may increase and, accordingly, the shares of Common Stock beneficially owned by each of the Reporting Persons in respect of the Convertible Notes may increase over time.
As of the date hereof, (a) the Credit Opportunities Fund is the direct beneficial owner of 9,147,464 shares of Common Stock and 36,327,867 shares of Common Stock issuable to the Credit Opportunities Fund upon conversion of the Credit Opportunities Note, (b) the VPC Onshore Fund is the direct beneficial owner of 10,519,421 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the VPC Onshore Note, (c) the VPC Offshore Fund is the direct beneficial owner of 10,112,946 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the VPC Offshore Note, and (d) Mr. Levy is the direct beneficial owner of 75,000 shares of Common Stock issuable to Mr. Levy upon exercise of the 2010 Option. Capital Advisors, as the investment manager of the Credit Opportunities Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 45,475,331 Subject Shares beneficially owned directly by the Credit Opportunities Fund. Victory Park GP, as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 10,519,421 Subject Shares beneficially owned directly by the VPC

Cusip No.	904753100	13D	Page	13	of	16 Pages
Onshore Fund and the 10,112,946 Subject Shares beneficially owned directly by the VPC Offshore Fund. As the manager of each of Capital Advisors and Victory Park GP, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares).
(c) Except for (i) the transfer pursuant to the June Convertible Note Transfer Agreement, as described in Item 3, and (ii) the grant of the 2011 Option as described in Item 6, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:
Pursuant to the June Convertible Note Transfer Agreement, as of June 30, 2011, the VPC Onshore Fund transferred and assigned to the VPC Offshore Fund a portion of the Replacement VPC Note equal to $6,750,000.00 in principal amount (with such principal amount, which included capitalized interest through March 16, 2011, being transferred at 167.11% of such principal amount), plus $298,125.00 in payment-in-kind interest accrued thereon from March 17, 2011 through the date of the June Convertible Note Transfer Agreement, for total consideration of $11,578,055.62 in cash. The description of the June Convertible Note Transfer Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 2 to this Amendment No. 3 and is incorporated herein by reference.
In connection with the June Convertible Note Transfer Agreement, the VPC Onshore Fund assigned to the VPC Offshore Fund rights under the Restated Registration Rights Agreement with respect to the portion of the Replacement VPC Note transferred by the VPC Onshore Fund to the VPC Offshore Fund pursuant to the June Convertible Note Transfer Agreement.
On May 1, 2011, the Issuer granted to Richard Levy an option to purchase 75,000 shares of Common Stock (the “2011 Option”), at an exercise price of $1.24. The 2011 Option becomes exercisable on May 1, 2012, and expires on April 30, 2021.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to add the following:

Cusip No.	904753100	13D	Page	14	of	16 Pages

Exhibit 1	Joint Filing Agreement, dated as of July 11, 2011, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 2	Assignment and Assumption Agreement, dated as of June 30, 2011, between VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P.

Cusip No.	904753100	13D	Page	15	of	16 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 11, 2011

VICTORY PARK CREDIT OPPORTUNITIES
MASTER FUND, LTD.

By:	/s/ Richard Levy
Name: Richard Levy
Its: Attorney-in-Fact

VPC FUND II, L.P.

By: Victory Park GP II, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VPC INTERMEDIATE FUND II (CAYMAN), L.P.

By: Victory Park GP II, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK GP II, LLC

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

Cusip No.	904753100	13D	Page	16	of	16 Pages

VICTORY PARK CAPITAL ADVISORS, LLC

By: Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

RICHARD LEVY

/s/ Richard Levy

Richard Levy

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated as of July 11, 2011, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 2	Assignment and Assumption Agreement, dated as of June 30, 2011, between VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P.